UNI
SECURITIES AND
Washin

12011398

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 37483 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAC FLORIDA INVESTMENTS

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2333 PONCE DE LEON BOULEVARD, SUITE 700
(No. and Street)

CORAL GABLES, (City) FLORIDA (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARIA E. NODAR, FINANCIAL & OPERATIONS PRINCIPAL (305) 523-6551
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP
(Name – *if individual, state last, first, middle name*)

6750 NORTH ANDREWS AVENUE, STE. 200 FT. LAUDERDALE, FL 33309
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, MARCELLO CORREA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BAC FLORIDA INVESTMENTS, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

MARIA JOSE GAIT
MY COMMISSION # DD 774107
EXPIRES: July 30, 2012
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crowe Horwath.

**Crowe Horwath LLP**
Independent Member Crowe Horwath International

## Report of Independent Accountants on Applying Agreed-Upon Procedures

Audit Committee
BAC Florida Investments Corp.
Coral Gables, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by BAC Florida Investment Corp. ("the Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 for the year ended December 31, 2011 with respective cash disbursement records entries noting no differences;

2. Compared with the total revenue amounts reported in the audited financial statements included on Form X-17A-5 for the year ended December 31, 2011 to the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 for the year ended December 31, 2011 with supporting schedules and working papers including excel spreadsheets derived from the Company's general ledger and subsidiary ledgers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 for the year ended December 31, 2011 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 for the year ended December 31, 2011 on which it was originally computed noting there was no overpayment applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 21, 2012

**BAC FLORIDA INVESTMENTS CORP.**
Coral Gables, Florida
(S.E.C. I.D. No.8-37483)

**FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES**
December 31, 2011 and 2010
and
REPORT OF INDEPENDENT AUDITORS
and
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

BAC FLORIDA INVESTMENTS CORP.
Coral Gables, Florida

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES
December 31, 2011 and 2010

## CONTENTS

Crowe Horwath.

**Crowe Horwath LLP**
Independent Member Crowe Horwath International

# REPORT OF INDEPENDENT AUDITORS

Board of Directors
BAC Florida Investments Corp.
Coral Gables, Florida

We have audited the accompanying statements of financial condition of BAC Florida Investments Corp. as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BAC Florida Investments Corp. as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the 2011 financial statements taken as a whole. The supplementary information contained in the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the 2011 financial statements. The information has been subjected to the auditing procedures applied in the audit of the 2011 financial statements and certain additional procedures, including comparing and reconciling other information directly to the underlying accounting and such records used to prepare the financial statements or to the 2011 financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the 2011 financial statements as a whole.

Crowe Horwath LLP
Crowe Horwath LLP

Fort Lauderdale, Florida
February 21, 2012

BAC FLORIDA INVESTMENTS CORP.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2011 and 2010

| | 2011 | 2010 |
|---|---|---|
| **ASSETS** | | |
| Cash and due from banks | $ 5,687,389 | $ 2,708,345 |
| Deposits with clearing organization ($100,000 restricted) | 790,661 | 1,771,808 |
| Trading securities, at fair value | 305,123 | 2,687,109 |
| Fixed assets, net | 12,253 | 26,480 |
| Prepaid expenses and other assets | 105,165 | 77,410 |
| | $ 6,900,591 | $ 7,271,152 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Liabilities | | |
| Accounts payable and accrued expenses | $ 237,567 | $ 307,292 |
| Due to other brokers | 745,631 | 625,631 |
| Accrued commissions and other payables | 82,514 | 331,647 |
| Accrued income tax | - | 118,008 |
| | 1,065,712 | 1,382,578 |
| Stockholders' Equity | | |
| Common stock, $1 par value; 100,000 shares authorized, issued and outstanding | 100,000 | 100,000 |
| Additional paid in capital | 1,965,026 | 1,965,026 |
| Retained earnings | 3,769,853 | 3,823,548 |
| | 5,834,879 | 5,888,574 |
| | $ 6,900,591 | $ 7,271,152 |

See accompanying notes to financial statements.

BAC FLORIDA INVESTMENTS CORP.

STATEMENTS OF OPERATIONS

Years ended December 31, 2011 and 2010

| | 2011 | 2010 |
|---|---|---|
| **Revenue:** | | |
| Commissions | $ 5,539,435 | $ 7,315,311 |
| Interest income | 188,302 | 153,933 |
| (Loss) gain on trading securities, net | (104,848) | 136,120 |
| | 5,622,889 | 7,605,364 |
| **Expenses:** | | |
| Compensation and benefits | 2,605,814 | 2,961,799 |
| Finder's fees | 802,699 | 1,153,835 |
| Floor brokerage, exchange, and clearance fees | 213,580 | 211,606 |
| Communications and data processing | 165,200 | 126,031 |
| Occupancy | 97,534 | 156,696 |
| Travel | 56,619 | 29,026 |
| Audit and professional fees | 33,802 | 22,548 |
| Trading related | 32,441 | 28,825 |
| Securities investor protection corporation (SIPC) | 13,540 | 18,542 |
| Other | 70,589 | 72,239 |
| | 4,091,818 | 4,781,147 |
| **Income before income taxes** | 1,531,071 | 2,824,217 |
| Income tax expense | 584,766 | 1,071,557 |
| **Net income** | $ 946,305 | $ 1,752,660 |

See accompanying notes to financial statements.

BAC FLORIDA INVESTMENTS CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2011 and 2010

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **Balance, January 1, 2010** | $ 100,000 | $ 1,965,026 | $ 2,570,888 | $4,635,914 |
| Net income | - | - | 1,752,660 | 1,752,660 |
| Dividends paid | - | - | (500,000) | (500,000) |
| **Balance, December 31, 2010** | 100,000 | 1,965,026 | 3,823,548 | 5,888,574 |
| Net income | - | - | 946,305 | 946,305 |
| Dividends paid | - | - | (1,000,000) | (1,000,000) |
| **Balance, December 31, 2011** | $ 100,000 | $ 1,965,026 | $ 3,769,853 | $ 5,834,879 |

See accompanying notes to financial statements.

BAC FLORIDA INVESTMENTS CORP.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2011 and 2010

| | 2011 | 2010 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ 946,305 | $ 1,752,660 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities | | |
| Depreciation | 16,115 | 15,312 |
| Changes in assets and liabilities | | |
| Deposits with clearing organization | 981,147 | (767,323) |
| Trading securities | 2,381,987 | (1,745,789) |
| Prepaid expenses and other assets | (27,755) | (39,460) |
| Accounts payable and accrued expenses | (69,727) | 45,856 |
| Due to customer | - | (4,389) |
| Due to other brokers | 120,000 | 120,000 |
| Accrued commissions and other payables | (249,133) | 27,921 |
| Accrued income tax | (118,008) | 50,514 |
| Net cash provided by (used in) operating activities | 3,980,931 | (544,698) |
| **Cash flows from investing activities** | | |
| Capital expenditures | (1,887) | (12,684) |
| Net cash used in investing activities | (1,887) | (12,684) |
| **Cash flows from financing activities** | | |
| Dividends paid | (1,000,000) | (500,000) |
| Net cash used in financing activities | (1,000,000) | (500,000) |
| Net change in cash and due from banks | 2,979,044 | (1,057,382) |
| Cash and due from banks at beginning of year | 2,708,345 | 3,765,727 |
| **Cash and due from banks at end of year** | $ 5,687,389 | $ 2,708,345 |

See accompanying notes to financial statements.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: BAC Florida Investments Corp. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is 98.5% owned by BAC Florida Bank (Parent Company). The Company offers securities transaction services to its customers. The Company clears its securities transactions on a fully-disclosed basis through Pershing LLC, a subsidiary of The Bank of New York Mellon Company.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand and amounts due from depository institutions having an initial maturity of three months or less as cash and due from banks for purposes of the statement of cash flows.

Trading Securities: The Company engages in trading activities for its own account. Securities that are held principally for resale in the near term are recorded at fair value with changes in fair value included in earnings. Interest and dividends are included in net interest income.

Revenue Recognition: Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Financial Instruments with Off-Balance-Sheet Risk: In the normal course of its business and under standard contract terms included in the correspondent agreement with its clearing firm, the Company has agreed to indemnify the clearing firm from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations under margin accounts. Although such margin accounts had a balance of $56,778 at December 31, 2011 and $64,011 at December 31, 2010, respectively, the maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. Since its inception, the Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. Accordingly, the Company has not recorded any contingent liability in its financial statements for this indemnity.

Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables and payables, and accrued expenses), approximate their fair value because of the short maturity of the instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

(Continued)

**NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Concentrations of Credit Risk: As of December 31, 2011 and 2010, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, money market accounts, time deposits and clearing deposits. Management believes there is no significant risk of loss on these financial instruments. Amounts due from depository institutions at year end 2011 and 2010 were $6,478,050 and $4,480,154.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Office Furnishings, Equipment, and Leasehold Improvements: Office furnishings, equipment, and leasehold improvements are stated at cost, less accumulated depreciation that is computed using the straight-line method. Office furnishings and equipment are depreciated over their useful lives, which range from three to five years. Leasehold improvements are depreciated over the lesser of their useful lives or the remaining lease term, which range from six to seven years.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Income Taxes: The Company is included in the consolidated federal and state income tax return of its Parent Company and its subsidiaries. The consolidated group of entities of the Parent Company follows a policy of allocating the U.S. consolidated tax liability among the participants generally in proportion to their contribution to the consolidated U.S. taxable income. Income tax expense is the total of current year income tax due or refundable (if any), and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company is subject to U.S. federal income tax as well as income tax of the state of Florida. The Company is not subject to examination by taxing authorities for years prior to 2006.

In the event that the Company recognizes interest and/or penalties related to income tax matters, these are reconciled as income tax expense in the accompanying statements of operations.

Adoption of New Accounting Standard: In May, 2011, the FASB issued an amendment to achieve common fair value measurement and disclosure requirements between U.S. and International accounting principles. Overall, the guidance is consistent with existing U.S. accounting principles; however, there are some amendments that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this guidance are effective for annual reporting periods beginning after December 15, 2011. The Company is currently evaluating the impact of this amendment on the consolidated financial statements.

(Continued)

## NOTE 2 - FULLY-DISCLOSED CLEARING AGREEMENT

The Company has a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At December 31, 2011 and 2010, the Company had $100,000 of cash on deposit to satisfy this requirement. Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

## NOTE 3 – TRADING SECURITIES AND CONCENTRATIONS OF CREDIT RISK

As of December 31, 2011 and 2010, the Company had trading securities as follows:

| | 2011 | 2010 |
|---|---|---|
| Corporate Bonds: | | |
| U.S. Corporate Bonds: | | |
| Citigroup Inc | $ 106,723 | $ - |
| Lloyds TSB | 198,400 | - |
| General Electric Capital Corporation | - | 234,852 |
| Citigroup Inc | - | 104,710 |
| HSBC Fin.Corp. | - | 40,024 |
| Bank America FDG Corp. | - | 203,266 |
| Lazard Group | - | 104,612 |
| General Electric Co. Global Norte | - | 213,794 |
| | 305,123 | 901,258 |
| Brazilian Corporate Bonds: | | |
| Banco Industrial Commercial, S.A. | - | 197,500 |
| Tele Norte Leste Participacoes, S,A. | - | 202,500 |
| | - | 400,000 |
| Russian Corporate Bonds: | | |
| Gazprom, S.A. | - | 205,180 |
| VTB Capital, S.A. | - | 155,745 |
| | - | 360,925 |
| India Corporate Bonds: | | |
| Axis Bank Ltd. Singapore Branch | - | 198,920 |
| ICICI Bank Limited Hong Kong Branch | - | 100,540 |
| | - | 299,460 |
| Other countries: | | |
| MacQuarie Group Ltd. | - | 218,340 |
| Banco Mercantil del North, S.A. | - | 204,260 |
| Noble Group Ltd. | - | 104,500 |
| | - | 527,100 |
| Total corporate bonds | 305,123 | 2,488,743 |
| U.S. Government Bonds: | | |
| FHLMC Multiclass MTG Part CTFS | | - |
| Federal Home Loan Bank | - | 198,366 |
| Total | $ 305,123 | $ 2,687,109 |

(Continued)

**NOTE 4 - FAIR VALUE**

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of all trading securities outstanding as of December 31, 2011 and 2010 were determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

**NOTE 5 - INCOME TAXES**

Income tax expense was as follows.

| | 2011 | 2010 |
|---|---|---|
| Current | $ 598,255 | $ 1,079,803 |
| Deferred | (13,489) | (8,246) |
| | $ 584,766 | $ 1,071,557 |

The difference between the expected income tax expense (computed by applying the U.S. Federal corporate income tax rate of 34% to income before income taxes) for the years ended December 31, 2011 and 2010 and the reported income tax expense was as follows:

| | 2011 | 2010 |
|---|---|---|
| Federal income taxes at statutory tax rates | $ 520,564 | $ 960,324 |
| State income taxes, net of related federal benefit | 56,415 | 103,362 |
| Other, net | 7,787 | 7,871 |
| | $ 584,766 | $ 1,071,557 |

(Continued)

**NOTE 5 - INCOME TAXES** (Continued)

As of December 31, 2011 the Company has a prepaid tax amount of approximately $54,000. As of December 31, 2011 and 2010, deferred tax asset net of deferred tax liability amounting to $14,209 and $722, respectively arises from deferred rent expense which may be used to offset future taxable income in 2012. No valuation reserve was considered necessary at December 31, 2011 and 2010. The prepaid tax and the net deferred tax asset is included in prepaid expenses and other assets in the accompanying Statement of Financial Condition.

The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next 12 months. There were no interest or penalties recorded during the years ended December 31, 2011 or 2010 related to income tax matters.

**NOTE 6 - RELATED PARTIES**

In the ordinary course of business, the Company enters into transactions with its Parent Company and affiliates. Balances relating to such transactions were as follows:

| | 2011 | 2010 |
|---|---|---|
| Assets: | | |
| Cash and due from bank | $ 1,519,065 | $ 1,466,103 |
| Other assets | 992 | 4,519 |
| | $ 1,520,057 | $ 1,470,622 |
| Liabilities: | | |
| Accounts payable and accrued expenses | $ 13,504 | $ 110,484 |
| Revenues: | | |
| Securities transactions | $ 98,657 | $ 2,697,329 |
| Other | 5,727 | 9,355 |
| | $ 104,384 | $ 2,706,684 |
| Operating expenses: | | |
| Compensation and benefits | $ 143,227 | $ - |
| Communication and data processing | 33,300 | 33,300 |
| Occupancy | 97,534 | 156,695 |
| Other | 19,800 | 19,800 |
| | $ 293,861 | $ 209,795 |

(Continued)

**NOTE 6 - RELATED PARTIES** (Continued)

The Company subleases office space from its Parent Company. The Parent Company allocates its rental costs to the Company based on square footage. The noncancelable lease expires in May of 2022. Future estimated minimum lease payments are as follows:

| | |
|---|---|
| 2012 | $ 84,061 |
| 2013 | 86,583 |
| 2014 | 89,181 |
| 2015 | 91,856 |
| Thereafter | 658,250 |
| | $ 1,009,931 |

**NOTE 7 - CASH RESERVE COMPUTATION**

The Company is exempt from the provisions of Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

**NOTE 8 - NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company was above its minimum net capital requirement for 2011 and 2010. At December 31, 2011, the Company's net capital as defined by Rule 15c3-1 totaled $4,394,531 which was $4,294,531 in excess of its minimum net capital requirement of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.24 to 1 at December 31, 2011.

# SUPPLEMENTARY INFORMATION

BAC FLORIDA INVESTMENTS CORP.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2011

| 2011 | |
|---|---|
| Total stockholders' equity | $ 5,834,879 |
| Deductions and/or charges | |
| Net office furniture and equipment | (12,253) |
| Premium Money Market held with Parent Company | (1,275,726) |
| Other assets | (52,944) |
| | (1,340,923) |
| Net capital before haircuts on securities | 4,493,956 |
| Haircuts on securities | (99,425) |
| Net capital | $ 4,394,531 |
| Aggregate indebtedness | |
| Items included in statement of financial condition | |
| Accounts payable and accrued expenses, accrued commission and other payables | $ 320,081 |
| Due to customer | - |
| Due to other brokers | 745,631 |
| Total aggregate indebtedness | $ 1,065,712 |
| Aggregate indebtedness to net capital | 0.24 to 1 |
| Computation of basic net capital requirement | |
| Minimum Net Capital Required – 6-2/3% of total aggregate indebtedness | $ 71,407 |
| Minimum dollar net capital required | 100,000 |
| Net capital requirement (larger of above items) | $ 100,000 |
| Net capital | 4,394,531 |
| Excess net capital | $ 4,294,531 |

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2011, unaudited FOCUS Part II filing submitted on January 25, 2012.

BAC FLORIDA INVESTMENTS CORP.

SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2011

**Exemptive Provisions**

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

| | |
|---|---|
| A. (k)(1) - $2,500 capital category as per Rule 15c3-1 | ______ |
| B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained | ______ |
| C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis<br>Name of clearing firm: Pershing LLC | X |
| D. (k)(3) - Exempted by the order of the Commission | ______ |

Crowe Horwath.

**Crowe Horwath LLP**
Independent Member Crowe Horwath International

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
BAC Florida Investments Corp.
Coral Gables, Florida

In planning and performing our audit of the financial statements of BAC Florida Investments Corp. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 21, 2012

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